UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No. 3)*

                      Trend-Lines, Inc.
------------------------------------------------------------
                 ---------------------------
                      (Name of Issuer)

            Class A Common Stock, $.01 Par Value
------------------------------------------------------------
                 ---------------------------
               (Title of Class of Securities)

                         894859-10-7
             -----------------------------------
                       (CUSIP Number)





Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 894859-10-7


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON



     Stanley D. Black


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                  (a)  [__]
                                                  (b)  [__]
     N/A


3.   SEC USE ONLY





4.   CITIZENSHIP OR PLACE OF ORGANIZATION



     U.S.A


   NUMBER OF         5.   SOLE VOTING POWER

    SHARES                2,685,120


 BENEFICIALLY        6.   SHARED VOTING POWER

   OWNED BY               1,188,500


     EACH            7.   SOLE DISPOSITIVE POWER

   REPORTING              2,685,120


    PERSON            8.   SHARED DISPOSITIVE POWER

     WITH                  1,188,500


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,200,282


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

          [X]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          42.0%


12.  TYPE OF REPORTING*

          In


           * SEE INSTRUCTIONS BEFORE FILLING OUT!


                          ITEM 1(A)

Name of Issuer:     Trend Lines, Inc.

                          ITEM 1(B)

Address of Issuer's Principal Executive Offices:  135
American Legion Highway, Revere, Massachusetts  02151

                          ITEM 2(A)

Name of Person Filing:   Stanley D. Black

                          ITEM 2(B)

Address of Principal Business Office or, if none, Residence:
135 American Legion Highway, Revere, Massachusetts  02151

                          ITEM 2(C)

Citizenship:   USA

                          ITEM 2(D)

Title of Class of Securities: Class A Common Stock, $.01 par value ("Class A Common Stock")

                          ITEM 2(E)
CUSIP Number 894859-10-7

                           ITEM 3

Not Applicable

                           ITEM 4

Ownership:

     (a) Amount Beneficially Owned: 4,200,282 shares of Class A Common Stock, of which shares the reporting person has the right to acquire 4,102,469 shares upon conversion of such shares of Class B Common Stock, which are convertible at any time into Class A Common Stock on a one to one share basis.

     The shares deemed beneficially owned by the reporting person are held of record by certain trusts of which the reporting person is a trustee, beneficiary or settlor and a limited partnership of which the reporting person is a general partner.

     Of the 4,200,282 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person has the sole voting and investment power with respect to 2,685,120 shares of Class A Common Stock deemed beneficially owned by him.

     Of the 4,200,282 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person does not have voting or investment power with respect to 326,662 shares of Class A Common Stock, but has the right to acquire such shares in his capacity as settlor of a certain trust.

     The reporting person shares voting and investment power with respect to 1,188,500 shares of Class A Common Stock.

     Except for 326,662 shares of Class A Common Stock, the reporting person disclaims beneficial ownership as to 2,196,110 shares of Class A Common Stock deemed beneficially owned by the reporting person's spouse.

     (b)  Percent of Class:   42.0%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                2,685,120 shares

          (ii)  shared power to vote or to direct the vote:
                1,188,500 shares

          (iii) sole power to dispose or to direct the disposition of:
                2,685,120 shares

          (iv) shares power to dispose or to direct the disposition of:
                1,188,500 shares

                           ITEM 5

Ownership of Five Percent or Less of Class:  Not Applicable

                           ITEM 6

Ownership of More than Five Percent on Behalf of Another
Person:  Not Applicable

                           ITEM 7

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company:  Not Applicable

                           ITEM 8

Identification and Classification of Members of the Group:
Not Applicable

                           ITEM 9

Notice of Dissolution of Group:   Not Applicable.

                           ITEM 10

Certification: Not Applicable

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date     5/8/98

Signature /s/ Stanley D. Black
Name/Title    Stanley D. Black